April 7, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Michael Clampitt
David Lin

Re:	Canwealth Minerals Corporation
Registration Statement on Form S-1
File No. 333-201468

Ladies and Gentlemen:

This letter is in reference to the Registration Statement on Form S-1 (Registration No. 333-201468) (the “Registration Statement”) that Canwealth Minerals Corporation (the “Company”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 13, 2015, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on February 10, 2015 and Amendment No. 2 to the Registration Statement filed with the Commission on March 3, 2015.

In letters to the Commission dated February 10, 2015 and March 3, 2015, the Company previously requested, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement, as amended. The Company hereby withdraws those requests for acceleration of the effectiveness of the Registration Statement, as amended.

If the staff of the Commission has any questions regarding the Registration Statement or otherwise, please do not hesitate to contact me at (514) 425-2020 or our outside counsel, Alan Ederer of Westerman Ball Ederer Miller Zucker & Sharfstein, LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh

President and Chief Executive Officer

Canwealth Minerals Corporation